SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. )*

Overture Services, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

69039R100

(CUSIP Number)

April 25, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]     Rule 13d-1(b)

[X]    Rule 13d-1(c)

[  ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69039R100	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AltaVista Company 04-3479713

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [_] (b) [_]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares

	6	SHARED VOTING POWER 4,274,670 shares

	7	SOLE DISPOSITIVE POWER 0 shares

	8	SHARED DISPOSITIVE POWER 4,274,670 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,274,670 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 69039R100	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

CMGI, Inc. 04-2921333

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [_] (b) [_]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares

	6	SHARED VOTING POWER 4,274,670 shares

	7	SOLE DISPOSITIVE POWER 0 shares

	8	SHARED DISPOSITIVE POWER 4,274,670 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,274,670 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%

12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 69039R100	13G	Page 4 of 7 Pages

Item 1(a).	Name of issuer: Overture Services, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 74 North Pasadena Avenue, Third Floor, Pasadena, CA 91103

Item 2(a).	Names of Persons Filing: AltaVista Company CMGI, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence: AltaVista Company 100 Brickstone Square Andover, MA 01810 CMGI, Inc. 100 Brickstone Square Andover, MA 01810

Item 2(c).	Citizenship: AltaVista Company and CMGI, Inc. are each organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number: 69039R100

Item 3.	If the Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[_] Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[_] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[_] Investment Company registered under Section 8 of the Investment Company Act.

(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. 69039R100	13G	Page 5 of 7 Pages

(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

As of April 25, 2003, AltaVista Company beneficially owned 4,274,670 shares of common stock of Overture Services, Inc.

CMGI, Inc. may be attributed with beneficial ownership of the 4,274,670 shares held by AltaVista Company, of which it is the majority stockholder. CMGI, Inc. disclaims beneficial ownership of these shares except to the extent of its proportionate pecuniary interest therein.

(b)	Percent of class:

AltaVista Company 6.7%

CMGI, Inc. 6.7%

(c)	Number of shares as to which such person has:

(i)    Sole power to vote or direct the vote:

                        0 shares

(ii)    Shared power to vote or direct the vote:

AltaVista Company has shared voting power over 4,274,670 shares.

CMGI, Inc. has shared voting power over 4,274,670 shares held by AltaVista Company.

(iii)    Sole power to dispose or to direct the disposition of:

0 shares

(iv)    Shared power to dispose or to direct the disposition of:

AltaVista Company has shared dispositive power over 4,274,670 shares.

CMGI, Inc. has shared dispositive power over 4,274,670 shares held by AltaVista Company.

CUSIP No. 69039R100	13G	Page 6 of 7 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 69039R100	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: MAY 2, 2003	ALTAVISTA COMPANY

	By:	/s/ THOMAS OBERDORF
Thomas Oberdorf Title: Treasurer

DATED: MAY 2, 2003	CMGI, INC.

	By:	/s/ THOMAS OBERDORF
Thomas Oberdorf Title: Chief Financial Officer and Treasurer

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned hereby agrees that the Schedule 13G pertaining to certain securities of Overture Services, Inc. to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

DATED: MAY 2, 2003	ALTAVISTA COMPANY

	By:	/s/ THOMAS OBERDORF
Thomas Oberdorf Title: Treasurer

CMGI, INC.

By:	/s/ THOMAS OBERDORF
Thomas Oberdorf Title: Chief Financial Officer and Treasurer

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